UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A-4

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.4)

                          TOREADOR ROYALTY CORPORATION
--------------------------------------------------------------------------------
                                (Name of issuer)

                         COMMON STOCK $0.15625 PAR VALUE
--------------------------------------------------------------------------------

                                   891041 10 5
--------------------------------------------------------------------------------
                                 (Cusip Number)

                                  PETER L. FALB
                                 33 BROAD STREET
                                BOSTON, MA 02109
                            Telephone: (617) 742-0666
                            Facsimile (617) 742-2304
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 March 25, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

--------------------------                            --------------------------
CUSIP No.  891041 10 5             SCHEDULE 13D/A-4           Page 2  of 9 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  Peter Lawrence Falb                             ###-##-####
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  PF
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      111,000
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           729,900
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             111,000
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      729,900
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  840,900
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.89%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  IN
================================================================================

--------------------------                            --------------------------
CUSIP No.  891041 10 5             SCHEDULE 13D/A-4           Page 3  of 9 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  Edward Nathan Dane                             ###-##-####
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  00
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           729,900
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      729,900
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  729,900
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  14.66%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  IN
================================================================================

--------------------------                            --------------------------
CUSIP No.  891041 10 5             SCHEDULE 13D/A-4           Page 4  of 9 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  Firethorn I Limited Partnership                 04-3064184
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  00
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  Massachusetts
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      170,000
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           0
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             170,000
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  170,000
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  3.41%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  PN
================================================================================

--------------------------                            --------------------------
CUSIP No.  891041 10 5             SCHEDULE 13D/A-4           Page 5  of 9 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  Dane, Falb, Stone & Co., Inc.                   04-2622331
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  00
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  Massachusetts
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      559,100
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           800
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             559,100
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      800
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  559,900
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  11.24%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  IA
================================================================================

CUSIP No.  891041 10 5

         The Schedule 13D previously filed by the undersigned (the "Reporting Persons") with respect to the Common Stock, $.15625 par value, of Toreador Royalty Corporation (the "issuer") is hereby amended as follows:

Item 3 is amended and restated to read in its entirely as follows:

               ITEM 3      SOURCE AND AMOUNT OF FUNDS OR OTHER
                           CONSIDERATION:

                           As to 170,000 shares, portfolio funds of Firethorn I Limited Partnership.

                           As to 111,000 shares, personal funds of Peter L. Falb

                           As to 559,900 shares, portfolio funds of investment advisees of Dane, Falb, Stone & Co., Inc.

Item 4 is hereby supplemented as follows:

               ITEM 4      PURPOSE OF TRANSACTION:

               (a)  Item 4 is hereby supplemented, as follows:

                           All the shares were purchased and are being held for investment purposes. Increases in the percentages reported herein from those previously reported were caused in some part by a decrease in the number of shares outstanding. Ownership of the shares is as follows:

                                (i) Investment advisory clients of Dane, Falb, Stone & Co., Inc. ("DFS"), an investment adviser registered under the Investment Advisers Act of 1940, hold 559,900 shares. Of those shares, DFS has sole voting and dispositive power with respect to 559,100 shares and shared voting and dispositive power with respect to 800 shares. Peter L. Falb and Edward Nathan Dane are the principals and sole stockholders of DFS and to the extent that DFS has the power to vote and dispose of the shares held by its investment advisory clients, they share such power. The acquisition of such 559,900 shares was made in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the issuer nor in connection with or as a participant in any transaction having such purpose or effect. The beneficial


                                Page 6 of 9 Pages

CUSIP No.  891041 10 5


                                ownership by DFS of such shares has properly been reported on Schedule 13G.

                                (ii) Mr. Falb owns 111,000 shares directly or indirectly through family members.

                                (iii) Mr. Dane does not own any shares  directly
                                or   indirectly   through   family   members  or
                                otherwise.

                                (iv) Firethorn I Limited Partnership ("Firethorn I") is a private investment partnership which directly owns 170,000 shares.

               (b) Mr. Falb, on March 25, 1998, sent a letter to Mr. John Mark McLaughlin, Chairman, Toreador Royalty Corporation, the text of which was as follows:

                           "I have received your unsatisfactory letter of February 10, 1998. It is a clear illustration of the inability of Toreador's management and board to meet its obligation to the shareholders. Since Mr. Vig joined the company in 1988, shareholder's have received essentially no return on their investment. Frankly, it is time for a change.

                           I could provide lengthy critiques of the innumerable ways in which actions taken have not served the shareholder's interests, but I doubt if it would have any effect on the intransigence of the board. While I prefer not to seek confrontation, I will take any and all necessary steps if a satisfactory resolution is not achieved.

                           I propose that additional or replacement members, named by us, be added to the board. This would allow a reasonable transition to a strategy more in keeping with the shareholder's interests and allow for representation appropriate to share ownership.

                           I would be happy to discuss this with you either by telephone or, if necessary, in person."



                                Page 7 of 9 Pages

CUSIP No.  891041 10 5


               Item 5 is amended and restated to read in its entirety as follows:


              ITEM 5(A)                        SHARES
                                               BENEFICIALLY   PERCENTAGE
                                               OWNED          OF CLASS
                                               ------------   ----------
Peter L. Falb                                    840,900        16.89%
Edward Nathan Dane                               729,900        14.66%
Dane, Falb, Stone & Co. Inc.                     559,900        11.24%
Firethorn I Limited Partnership                  170,000         3.41%


              ITEM 5(B)

                                                     SOLE          SHARED       SOLE            SHARES
                                                     VOTING        VOTING       DISPOSITIVE     DISPOSITIVE
                                                     POWER         POWER        POWER           POWER
                                                     ------        ------       -----------     -----------

Peter L. Falb                                        111,000      729,900        111,000          729,900
Edward Nathan Dane                                     --         729,900          --             729,900
Dane, Falb, Stone & Co., Inc.                        559,100          800        559,100              800
Firethorn I Limited Partnership 170,000                --         170,000          --
                                                     170,000        --           170,000            --



                                Page 8 of 9 Pages

CUSIP No.  891041 10 5


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 8, 1998                                    /s/ Peter L. Falb
                                                 ----------------------------------------

April 8, 1998                                    /s/ Edward Nathan Dane
                                                 ----------------------------------------

                                                 DANE, FALB, STONE & CO., INC.



April 8, 1998                                    By: /s/ Peter L. Falb, Treasurer
                                                     ------------------------------------


April 8, 1998                                    By: /s/ Edward Nathan Dane, President
                                                     ------------------------------------

                                                 FIRETHORN I LIMITED PARTNERSHIP

                                                 By: FIRETHORN II LIMITED PARTNERSHIP,
                                                     its general partner

                                                 By: EAGLEROCK CORPORATION, its
                                                     general partner



April 8, 1998                                    By: /s/ Peter L. Falb, Treasurer
                                                     ------------------------------------


April 8, 1998                                    By: /s/ Edward Nathan Dane, President
                                                     ------------------------------------





                                Page 9 of 9 Pages